

COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

RECD S.E.C.
OCT 3 1 2007
1086

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

October 25, 2007

RECEIVED
OCT 3 1 2007
DIVISION OF CORPORATION FINANCE
[O]FFICE OF EMERGING GROWTH COMPANIES

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Re: Midas Touch International Holdings, Inc.
Offering Statement on Form 1-A
Filed June 13, 2007
File No. 24-10184

Ladies and Gentlemen:

On behalf of Midas Touch International Holdings, Inc. ("Midas" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated July 2, 2007, regarding Midas' offering statement on Form 1-A dated June 13, 2007. I also enclose five (5) copies of Amendment No. 1 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

Notification

1. Please amend Item 4(b) of the Notification to provide the information required by the item. Please name the states where the offering will occur and indicate whether the offering will be registered in such states or made pursuant to exemption. Please note that a Regulation A offering is a public offering which would appear to preclude reliance upon any private offering exemption at the state level.

Item 4(b) of the Notification has been amended as follows:

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement.

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the

issuer will sell securities initially, upon effectiveness of the registration within the State of Michigan pursuant to an exemption provided under Michigan laws.

Offering Circular General

2.   We understand that 10 million shares of common stock will be offered at $.01 per share for an aggregate offering amount of $100,000, not $5 million. Please revise your offering circular as appropriate.

The offering circular has been amended accordingly.

3.   Mr. Nitin Amersey was the control person of a SEC reporting company named UGoMedia Interactive Corp. It appears UGoMedia failed to file periodic reports as required by federal law from 2003 through August 2005. Please disclose these facts in the offering circular. Further, please add a risk factor detailing any material risk to the company and its investors.

We have added a risk factor and amended the offering circular as follows:

Mr. Nitin Amersey was the Chairman and CEO of UgoMedia Interactive Corp ("UgoMedia"). UgoMedia was an OTCBB Corp. which was taken over by Sciax Corp in a reverse merger. Mr. Amersey also had a very small percentage of the stock. UgoMedia's President was Ken Smart, who also had a controlling interest in UgoMedia. UgoMedia had auditors in New York. Due to Sarbanes Oxley and the PCAOB Guidelines being established, the auditors decided to drop all public companies from their audit practice, including UgoMedia. UgoMedia had little time to react and obtain a new auditor in time and thus it was late in filing its return thus got an E behind it's symbol and was then ultimately dropped down to the pink sheets. Due to internal turmoil between the controlling shareholder and the Board the statements were never filed and the Company eventually filed a Form 15 to become non-reporting.

Uses of Proceeds

4.   Please revise the table to set forth and quantify offering expenses. Please provide a breakdown of the current three uses among principal uses. The three uses now disclosed are too general.

We have revised the table to set forth and quantify the offering expenses and provided a breakdown of the current three uses among principal uses.

5.   Please amend "Use of Proceeds" to prioritize the uses of proceeds and the amounts of those uses in the event less than the maximum amount is sold in your offering.

We have amended the Use of Proceeds accordingly.

6.   Please amend "Use of Proceeds" to disclose the "certain contingencies" that would cause a change in uses of proceeds. See Item 5 of Offering Circular Model B, Instruction 6. In this regard, please explain the statement that you may "use significant, portions thereof for other purposes". Please explain similar statements included elsewhere in your disclosure, such as the seventh paragraph under Item 7. In this regard, Regulation A is not available to a development stage company without a specific business plan or whose plan contemplates the acquisition of an undisclosed business. See Rule 251 (a) of Regulation A.

We have amended the Use of Proceeds accordingly and disclosed certain contingencies.

Description of Business

7.   Please provide the plan of operation disclosure required by Item 6 of Offering Circular Model B. Please detail the principal steps you will take to implement your business plan, explain how those steps will be accomplished, quantify the cost involved with each step and disclose the anticipated time frame for accomplishing each step. Where your activities will depend on the amount of proceeds raised in the offering, please clearly explain how the amount of proceeds that is received will impact the nature and extent of your activities.

We have amended the offering circular to provide the plan of operation disclosure required by Item 6 of Offering Circular Model B

8.   Please disclose your proposed "acquisitions" activities in the manner required by Item 6.

We have amended the offering circular accordingly.

Security Ownership

9.   Please name the individuals with sole or shared voting or dispositive power over the shares held of record by Triad Trading Corp.

We have amended the offering circular to disclose that Trading Corporation is controlled by Mark Amersey the son of Nitin Amersey the Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors of the Company.

10.   Please provide Item 10(a) disclosure with respect to the company's preferred stock. See Item 10(c).

We have amended the Offering circular by adding the following language:

Preferred Stock: At October 10, there were no shares of preferred stock issued or outstanding. On October 11, the Company issued a total of 2,000,000 shares of preferred stock for services rendered to the Company by each of Aaron Chaze and Nitin Amersey. The value of the services rendered was $25,000 each. The value of the 2,000,000 shares of preferred stock was determined by the board of directors, Mr. Chaze and Mr. Amersey, without any independent valuation or other valuation analysis. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

Each issued and outstanding Preferred Share shall be entitled to 100 votes at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Each Preferred Share may be converted into 1 share of common stock of the Company at any time at the option of the holder Company. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class.

Interest of Management...

11.   Please provide the disclosure required by Item 11 of Offering Circular Model B, or explain the absence of disclosure.

> There are no transactions proposed or in the past two years with the persons listed in Item 11 have an indirect or direct interest other than as disclosed elsewhere in the offering circular.

Signatures

12.   Please amend to include the signature of your chief financial officer and designate the person signing that capacity.

> The Management Signature Page has been amended to include the signature of the Chief Financial Officer of the Company.

Exhibits Consent of Counsel

13. Please file as an exhibit counsel's consent to the filing of its legality opinion as an exhibit to the offering statement.

> Counsel's consent to the filing of its legality opinion has been filed as an exhibit to the offering statement.

We would very much appreciate your prompt review of Amendment No. 1 to Form 1-A and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,

cc: Aaron Chaze, President
        Midas Touch International Holdings, Inc.
        300 Center Avenue, Suite 202
        Bay City, MI 48708